State of Delaware
Secretary of State
Division of Corporations
Delivered 10:06 AM 09/18/2025
FILED 10:06 AM 09/18/2025
SR 20254009710 - File Number 10336918

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

FIRST
Name

The name of the limited liability company is:
Cahero Nytra Holding LLC

SECOND
Registered Agent

The address of its registered office in the State of Delaware is
8 The Green, Suite R in the City of Dover. Zip code 19901.

The name of its registered agent at such address is
Resident Agents Inc.

THIRD
Duration

The duration of the limited liability company shall be perpetual.

FOURTH
Purpose

The purpose for which the company is organized is to conduct any and all lawful business for which Limited Liability Companies can be organized pursuant to Delaware statute.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 18th day of September, 2025.

Name: Resident Agents Inc., Organizer

By: /s/ Robin Jones
Robin Jones, Authorized Officer